LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Bo[redacted]mbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

SEC/DS/SE:CL35/2003

January 8, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street N.W.,
Washington DC 20549-U.S.A.

Dear Sir,

Sub : Pattern of Shareholding of the Company as on 31.12.2003 pursuant to Clause 35 of the Listing Agreement.

We enclose pattern of shareholding of the Company as on 31.12.2003, in compliance of the above.

Thanking you,

Yours faithfully,
For LARSEN & TOUBRO LIMITED

S.V.SUBRAMANIAN
COMPANY SECRETARY

Encl : a/a

LARSEN & TOUBRO LIMITED

Pattern of Shareholding for the quarter ended 31.12.2003, pursuant to Clause 35 of the Listing Agreement.

	Category	Shares Held	% holding	Shares Held	% holding
		(more than 1%)			
A.	**Promoters' holding**				
1	Promoters.				
	-Indian Promoters.			-	-
	-Foreign Promoters.			-	-
2	Persons acting in Concert.				
	Sub-Total(A)			-	-
B	**Non-Promoters' Holding**				
3	**Institutional Investors.**				
a	Mutual Funds & UTI.			31777485	12.78
	UTI.	25550246	10.27		
b	**Banks, Fin.Institutions & Insurance Cos.**			68199216	27.42
	LIC	45736003	18.39		
	New India Assurance Co.Ltd.	6718996	2.70		
	General Insurance Corpn. Of India.	6660709	2.68		
	Oriental Insurance Co. Ltd.	3082679	1.24		
	United Insurance Co. Ltd.	2547786	1.02		
	National Insurance Co. Ltd.	2510685	1.01		
c	FIIs:			33442053	13.44
	Goldman Sachs Investments (Mauritius) I.Ltd.	3056303	1.23		
	HSBC Global Investments Funds A/C HSBC Global	2513957	1.01		
	Sub-Total(B)			**133418754**	**53.64**
4	**Others:**				
a	Private Corporate Bodies .			43340302	17.42
	Grasim Industries Ltd.	36942154	14.85		
b	Indian Public .			58733226	23.61
c	NRIs			1571497	0.63
d	Others (Shares underlying GDRs, Foreign Nationals & Foreign Companies).			11675812	4.69
	Shares underlying GDRs.	10588922	4.26		
	Sub-Total(C)			**115320837**	**46.36**
	GRAND TOTAL			**248739591**	**100.00**

◎ **The Company has no identifiable Promoter Group. Regulation 2(h) of SEBI (Substantial Acquisition of Shares & Takeover) Regulation 2002 defines Promoters inter-alia in sub clause 1(i) as "the person or persons who are in control of the Company".The Directors (together with their relatives) collectively hold 39011 shares (0.02% of the Paid-up Capital).**

◎ **The total non-resident holding of the Company is 46689362 shares (18.77%) comprising of Foreign Companies (0.38%), FIIs (13.44%), Foreign Nationals (0.05%), Non-residents (0.63%) & Shares underlying GDRs (4.26%).**

◎ **The above details are accessible on Company's Website.**